Aurora Cannabis Enters into Supplier Agreement with Shoppers Drug Mart

TSX: ACB

EDMONTON, Feb. 27, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company has entered into an agreement to become a medical cannabis supplier to Shoppers Drug Mart.

Subject to Health Canada's approval of Shoppers Drug Mart's application to be a licensed producer, under the terms of the agreement the Company will supply Shoppers Drug Mart ("Shoppers") with Aurora branded medical cannabis products. It is expected the products will be sold online, as Canadian regulations currently restrict the sale of medical cannabis in retail pharmacies.

"The Shoppers and Aurora brands are trusted to deliver high quality products and excellent customer service," said Terry Booth, CEO. "Partnering with Shoppers Drug Mart, Canada's largest pharmacy retailer, is yet another validation of the scale and maturity of our company, and of the demand for Aurora's medical cannabis. Through our wholly owned subsidiary Pedanios, Aurora already supplies a network of more than 2,000 pharmacies in Germany, and this strategic relationship with Shoppers will further expand our market presence and profile as one of the world's leading medical cannabis brands."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is also completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Ltd.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership. As part of the Company's strategy to enter the adult consumer use market, Aurora owns a 19.9% ownership interest in Liquor Stores N.A.

Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Boards of Directors,

AURORA CANNABIS INC.
Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accept responsibility for the adequacy or accuracy of this release

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2018/27/c4812.html

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For further information: For Aurora: Cam Battley, Chief Corporate Officer, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 27-FEB-18